UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33968 / August 11, 2020

_____

In the Matter of	:
	:
FS GLOBAL CREDIT OPPORTUNITIES FUND	:
FS GLOBAL ADVISOR, LLC	:
FS TACTICAL OPPORTUNITIES FUND, L.P.	:
FS TACTICAL ADVISOR LLC	:
	:
201 Rouse Boulevard	:
Philadelphia, PA 19112	:
	:
	:
(812-14987)	:
_____	:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-1 UNDER THE ACT

FS Global Credit Opportunities Fund, et al. filed an application on December 17, 2018, and amendments to the application on May 20, 2019, October 1, 2019, January 24, 2020, April 23, 2020 and June 30, 2020, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

On July 15, 2020, a notice of the filing of the application was issued (Investment Company Act Release No. 33927). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by FS Global Credit Opportunities Fund, et al. (File No. 812-14987) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary